EXHIBIT 23.2


                         Independent Auditors' Consent

To the Board of Directors
Acxiom Corporation:

We consent to incorporation by reference in the registration statement on Form S-8 filed herewith of Acxiom Corporation of our report dated May 28, 1999, relating to the consolidated balance sheets of Acxiom Corporation and subsidiaries as of March 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 1999, which is incorporated by reference in the March 31, 1999 annual report on Form 10-K of Acxiom
Corporation. We also consent to incorporation by reference in the above-mentioned registration statement of our report dated May 28, 1999, relating to the consolidated financial statement schedule, which report appears in the March 31, 1999 annual report on Form 10-K of Acxiom Corporation.


KPMG LLP

/s/ KPMG LLP

Little Rock, Arkansas
November 15, 1999